SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BRUSSELS
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FOUNDED 1866

[redacted]

08003227

Our Ref: 19160-10120

SUPPL

June 3, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SEC Mail Processing
Section

JUN 05 2008

Washington, DC
111

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

Carrie Li

dw 6/16

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

RESULTS OF THE ORDINARY RESOLUTION APPROVING THE AMENDMENTS TO THE SHARE OPTION SCHEME PROPOSED AT THE ANNUAL GENERAL MEETING HELD ON 2 JUNE 2008

The Directors are pleased to announce that the ordinary resolution approving the amendments to the Share Option Scheme was duly passed at the Annual General Meeting held on 2 June 2008.

Reference is made to the circular of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") dated 9 May 2008 (the "**Circular**"). Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the ordinary resolution approving the amendments to the Share Option Scheme was duly passed by the Shareholders by way of poll at the Annual General Meeting held on 2 June 2008.

The Company's auditor, Mazars CPA Limited, was appointed the scrutineer for vote-taking at the Annual General Meeting.

Details of the poll results in respect of the ordinary resolution proposed at the Annual General Meeting are as follows:

ORDINARY RESOLUTION	FOR	AGAINST	ABSTAIN	Total number of votes
	Votes	Votes	Votes	
To approve the amendments to the Share Option Scheme.	4,322,055,395 Shares	64,733,684 Shares	13,242,000 Shares	4,400,031,079 Shares

As more than 50% of the votes were cast in favour of the resolutions, the resolution approving the amendments to the Share Option Scheme was approved.

As at the date of the Annual General Meeting, the Company had 5,588,705,360 Shares in issue. Shareholders holding a total of 5,588,705,360 Shares were entitled to vote for or against the resolution. There was no Shareholder who was only entitled to vote against the resolution at the Annual General Meeting. Except for Mr Wei Ing-Chou who abstained from voting for the resolution as he holds 2,000,000 share options under the Share Option Scheme and approximately 0.24% of the issued Share capital of the Company, there was no other Shareholder who was required to abstain from voting for the resolution at the Annual General Meeting. No party has stated its intention in the Circular that it would vote against any resolution at the Annual General Meeting.

By order of the Board
Tingyi (Cayman Islands) Holding Corp.
IP Pui-Sum
Company Secretary

Hong Kong, 2 June 2008

As at the date of this announcement, the executive directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; and the independent non-executive directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kwahara.

* *For identification purposes only*

END